April 21, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Mr. H. Roger Schwall, Assistant Director
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Petroleum Corp. Form 10-K for the Fiscal Year Ended December 31, 2014 Filed February 24, 2015 Comment Letter dated April 8, 2015 File No. 1-33614

Ladies and Gentlemen:

We received a comment letter dated April 8, 2015 from the staff of the Division of Corporate Finance at the Securities and Exchange Commission relating to our referenced Form 10-K. The letter asks us to amend our filing, provide the information you requested, or advise the Staff when we will provide the requested response. Based on our review of the comment letter and our estimate of the effort that will be required for us to effectively and thoroughly respond to your inquiries, which we plan and desire to do, we anticipate providing the information you requested on or before June 5, 2015.

Should you or your Staff have any questions or concerns, please contact me at (281) 582-6611.

Sincerely,

ULTRA PETROLEUM CORP.

/s/ Garrett B. Smith

Garrett B. Smith

Chief Legal Counsel and

Corporate Secretary